FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director,
                                            Deputy President and
                                            Chief Financial Officer


April 26, 2012

RICOH                                                          April 26, 2012

                                  FLASH REPORT

                            Year ended March 31, 2012
          (Results for the Period from April 1, 2011 to March 31, 2012)
                       Three months ended March 31, 2012
         (Results for the Period from January 1, 2012 to March 31, 2012)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1)  Year ended March 31, 2011, 2012 and Year ending March 31, 2013 (Forecast)

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------  ----------------------
                                                                   Year ended     Year ended              Year ending
                                                                 March 31, 2011 March 31, 2012           March 31, 2013
                                                                   (Results)      (Results)    Change      (Forecast)   Change
-------------------------------------------------------------------------------------------------------  ----------------------
   Domestic sales                                                     875.8           886.4       1.2%       901.0        1.6%
   Overseas sales                                                   1,065.5         1,017.0      -4.5%     1,019.0        0.2%
Net sales                                                           1,941.3         1,903.4      -2.0%     1,920.0        0.9%
Gross profit                                                          788.9           752.6      -4.6%       760.0        1.0%
Operating income (loss)                                                58.0           -18.0        --         70.0          --
Income (loss) before income taxes                                      44.1           -31.9        --         62.5          --
Net income (loss) attributable to Ricoh Company, Ltd.                  18.6           -44.5        --         33.0          --
-------------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                               85.77           79.08      -6.69       75.00       -4.08
Exchange rate (Yen/EURO)                                             113.28          109.05      -4.23      105.00       -4.05
-------------------------------------------------------------------------------------------------------  ----------------------
Net income (loss) attributable to Ricoh Company, Ltd.
 shareholders per share-basic (yen)                                   25.68          -61.42     -87.10       45.49      106.91
Net income (loss) attributable to Ricoh Company, Ltd.
 shareholders per share-diluted (yen)                                 25.15          -61.42     -86.57       45.49      106.91
-------------------------------------------------------------------------------------------------------  ----------------------
Return on equity attributable to Ricoh Company, Ltd.(%)                 2.0            -5.1       -7.1          --          --
Income (loss) before income taxes on total assets (%)                   1.9            -1.4       -3.3          --          --
Operating income (loss) on net sales (%)                                3.0            -0.9       -3.9         3.6         4.5
-------------------------------------------------------------------------------------------------------  ----------------------
Total assets                                                        2,255.5         2,289.3       33.7          --          --
Ricoh Company, Ltd. shareholders' equity                              925.2           822.7     -102.5          --          --
Interest-bearing debt                                                 629.6           741.8      112.2          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)                     41.0            35.9       -5.1          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)           1,275.31        1,134.64    -140.67          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                                  128.6            11.2     -117.4          --          --
Cash flows from investing activities                                  -91.9          -112.4      -20.5          --          --
Cash flows from financing activities                                  -92.9            87.8      180.7          --          --
Cash and cash equivalents at end of period                            172.2           156.2      -16.0          --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                                   66.8            73.2        6.3        83.0         9.7
Depreciation for tangible fixed assets                                 67.2            64.9       -2.2        65.0         0.1
R&D expenditures                                                      110.5           119.0        8.4       117.0        -2.0
-------------------------------------------------------------------------------------------------------  ----------------------
Number of employees (Japan) (thousand people)                          40.1            38.5       -1.6          --          --
Number of employees (Overseas) (thousand people)                       68.9            70.7        1.8          --          --
-------------------------------------------------------------------------------------------------------  ----------------------

                               RICOH COMPANY, LTD.

* Ricoh bases the forecast estimates for March 31, 2013 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

* Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements.

The changes from the previous corresponding period is based on the figures retrospectively adjusted . Please see (8) Changes in Significant Accounting Policies (Consolidated) on page 24.

(2)  Three months ended March 31, 2011 and 2012

                                                                                                               (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     Three months ended Three months ended
                                                                                       March 31, 2011     March 31, 2012   Change
---------------------------------------------------------------------------------------------------------------------------------
   Domestic sales                                                                           225.7              241.3         6.9%
   Overseas sales                                                                           274.0              265.2        -3.2%
Net sales                                                                                   499.8              506.6         1.4%
Gross profit                                                                                189.2              184.3        -2.6%
Operating income                                                                              5.6               18.9       235.2%
Income before income taxes                                                                    3.9               16.6       316.9%
Net income (loss) attributable to Ricoh Company, Ltd.                                        -2.5                8.6           --
---------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                                                     82.32              79.32        -3.00
Exchange rate (Yen/EURO)                                                                   112.51             104.04        -8.47
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.
 shareholders per share-basic (yen)                                                         -3.49              11.89        15.38
Net income (loss) attributable to Ricoh Company, Ltd.
 shareholders per share-diluted (yen)                                                       -3.49              11.89        15.38
---------------------------------------------------------------------------------------------------------------------------------
Return on equity attributable to Ricoh Company, Ltd.(%)                                      -0.3                1.0          1.3
Income before income taxes on total assets (%)                                                0.2                0.7          0.5
Operating income on net sales (%)                                                             1.1                3.7          2.6
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                                         18.2               19.3          1.1
Depreciation for tangible fixed assets                                                       17.0               18.1          1.0
R&D expenditures                                                                             29.2               29.7          0.5
---------------------------------------------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED RESULTS FOR THE YEAR ENDED MARCH 31, 2012)

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2011 TO MARCH 31, 2012

(1) Operating Results

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2011 March 31, 2012
-------------------------------------------------------------------------------
Net sales                                           1,941,336      1,903,477
   (% change from the previous corresponding
   period)                                               -3.7           -2.0
Operating income (loss)                                58,071        -18,068
   (% change from the previous corresponding
   period)                                              -11.9             --
Income (loss) before income taxes                      44,169         -31,937
   (% change from the previous corresponding
   period)                                              -22.6             --
Net income (loss) attributable to Ricoh Company, Ltd.  18,630        -44,560
   (% change from the previous corresponding
   period)                                              -31.1             --
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                    25.68         -61.42
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                  25.15         -61.42
-------------------------------------------------------------------------------
Return on equity attributable to Ricoh Company,
  Ltd.(%)                                                 2.0           -5.1
Income (loss) before income taxes on total assets (%)     2.0           -1.4
Operating income (loss) on net sales (%)                  3.0           -0.9
-------------------------------------------------------------------------------
Notes:

i. Comprehensive loss: Yen 74,059 million ( - %) (Yen 16,311 million ( - %) in loss in previous fiscal year)

ii. Equity in income of affiliates: Yen 39 million (Yen 22 million in loss in previous fiscal year)

(2)  Financial Position

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                  March 31, 2011 March 31, 2012
-------------------------------------------------------------------------------
Total assets                                        2,255,564      2,289,358
Total equity                                          978,130        879,018
Ricoh Company, Ltd. shareholders' equity              925,243        822,704
Ricoh Company, Ltd. shareholders' equity
  ratio (%)                                              41.0           35.9
Ricoh Company, Ltd. shareholders' equity
  per share (yen)                                    1,275.31       1,134.64
-------------------------------------------------------------------------------

(3)  Cash Flows

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2011 March 31, 2012
-------------------------------------------------------------------------------
Cash flows from operating activities                  128,636         11,206
Cash flows from investing activities                  -91,906       -112,443
Cash flows from financing activities                  -92,963         87,823
Cash and cash equivalents at end of period            172,221        156,210
-------------------------------------------------------------------------------

2.   DIVIDEND INFORMATION

                                                                        (Millions of yen)
------------------------------------------------------------------------------------------
                                                Year ended     Year ended    Year ending
                                              March 31, 2011 March 31, 2012 March 31, 2013
------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)            33.00          25.00    25.00
  Half year (yen)                                       16.50          16.50    12.50
  Year-end (yen)                                        16.50           8.50    12.50
Total annual dividends (millions of yen)               23,943         18,133
Payout Ratio (%)                                        128.5             --     55.0
Dividends on shareholders' equity (%)                     2.5            2.1
------------------------------------------------------------------------------------------

3.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2012 TO MARCH 31, 2013

                                                             (Millions of yen)
-------------------------------------------------------------------------------
                                                                  Year ending
                                                                 March 31, 2013
-------------------------------------------------------------------------------
Net sales                                                          1,920,000
Operating income                                                      70,000
Income before income taxes                                            62,500
Net income attributable to Ricoh Company, Ltd.                        33,000
Net income attributable to Ricoh Company, Ltd. shareholders
 per share (yen)                                                       45.49
-------------------------------------------------------------------------------

4.   OTHERS

(1)  Changes in significant subsidiaries: No

(2)  Change in accounting method has been made.

* Please see (8) Changes in Significant Accounting Policies (Consolidated) on page 24.

(3)  Number of common stock outstanding (including treasury stock):

 As of March 31, 2012  744,912,078 shares    As of March 31, 2011   744,912,078 shares

(4)  Number of treasury stock:

 As of March 31, 2012  19,831,060 shares     As of March 31, 2011   19,409,410 shares

(5)  Average number of common stock:

 As of March 31, 2012  725,483,319 shares    As of March 31, 2011   725,554,477 shares

(REFERENCE) NON-CONSOLIDATED INFORMATION

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2011 TO MARCH 31, 2012

(1)  Operating Results

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2011 March 31, 2012
-------------------------------------------------------------------------------
Net sales                                             842,297        795,471
    (% change from the previous corresponding
      period)                                            -0.8           -5.6
Operating loss                                         -6,397        -31,927
    (% change from the previous corresponding
      period)                                              --             --
Ordinary income (loss)                                  7,126         -7,402
    (% change from the previous corresponding
      period)                                           -73.5             --
Net income (loss)                                       9,714       -128,678
    (% change from the previous corresponding
      period)                                           -58.3             --
Net income (loss) per share-basic (yen)                 13.39        -177.37
Net income (loss) per share-diluted (yen)               13.07             --
-------------------------------------------------------------------------------

(2)  Financial Position

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                  March 31, 2011 March 31, 2012
-------------------------------------------------------------------------------
Total assets                                        1,252,421      1,135,182
Net assets                                            752,137        599,269
Equity ratio (%)                                         60.1           52.8
Net assets per share (yen)                           1,036.71         826.02
-------------------------------------------------------------------------------

* Equity capital  March 31, 2012  Yen 599,269 million March 31, 2011  Yen 752,137 million

1.   PERFORMANCE

(1)  OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the fiscal year 2011 (April 1, 2011 to March 31, 2012) decreased by 2.0% as compared to the previous corresponding period, to Yen 1,903.4 billion. During this period, the average yen exchange rates were Yen 79.08 against the U.S. dollar (up Yen 6.69) and Yen 109.05 against the Euro (up Yen 4.23). Net sales would have increased by 1.2% excluding impact of such foreign currency exchange fluctuation.

In Japan, the business environment continued to be severe due to the impact of the Great East Japan Earthquake and the flood in Thailand and also the sharp appreciation of the Yen. Ricoh continued to face the severe business environment. However, signs of improvement had been shown from latter part of the fiscal year 2011,as a result, domestic sales in the Imaging & Solutions and the Other increased, though domestic sales in the Industrial Products decreased from the previous corresponding period. Consequently, overall sales in Japan increased by 1.2% as compared to the previous corresponding period.

As for the overseas economy, in the Americas, individual consumption and capital investment are slowly recovering and in Asian countries including China, high growth is ongoing. However, it remained uncertain due to the European debt crisis. Ricoh continued to face the severe business environment due to the appreciation of the Yen.

As for overseas sales by region, as compared to the previous corresponding period, sales in the Americas decreased by 9.9% due to foreign currency exchange fluctuation (2.1%, excluding foreign currency exchange fluctuation), sales in Europe, due to the Yen against Euro appreciated, decreased by 1.6% (increased by 2.3%, excluding foreign currency exchange fluctuation), and sales in Other region, which includes China, South East Asia and Oceania, increased by 7.3% (10.7%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 4.5% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, sales in overseas would have increased by 1.2% as compared to the previous corresponding period.

Gross profit decreased by 4.6% as compared to the previous corresponding period, to Yen 752.6 billion due primarily to decrease in sales and the appreciation of the Yen, despite ongoing cost reduction.

Selling, general and administrative expenses increased by 5.4% as compared to the previous corresponding period, to Yen 770.6 billion due primarily to impairment loss of Yen 37.0 billion on goodwill and long-lived assets for Production Printing business as well as restructuring cost of Yen 34.1 billion.

As a result, operating income sharply decreased as compared to the previous corresponding period, to Yen 18.0 billion loss (operating income Yen 58.0 billion for the previous corresponding period).

As for other (income) expenses, impairment loss on securities is included and foreign exchange loss decreased.

Consequently, income before income taxes decreased as compared to the previous corresponding period, to Yen 31.9 billion loss (income before income taxes
Yen 44.1 billion for the previous corresponding period).

In addition, due to the decrease in corporate tax rate ,deferred tax assets and liabilities have been recalculated. As a result, net income (loss) attributable to Ricoh Company, Ltd. amounted to Yen 44.5 billion loss (net income Yen 18.6 billion for the previous corresponding period). As for comprehensive income, comprehensive loss increased due primarily to net loss attributable to Ricoh Company, Ltd. as well as decrease of pension liability adjustments and cumulative translation adjustments.

For Assets, from the end of the previous fiscal year, trade receivables increased in Japan and Europe. In addition, inventories increased due partly to initial stock for launch of new products in new business. As a result, total assets increased by Yen 33.7 billion, to Yen 2,289.3 billion.

For Liabilities, the interest-bearing debt increased due primarily to payment for costs in global restructuring program. Consequently, total liabilities increased by Yen 132.9 billion, to Yen 1,410.3 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net loss attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 99.1 billion from the end of the previous fiscal year, to Yen 879.0 billion.

A year-end cash dividend of Yen 8.50 per share is proposed due to net loss attributable to Ricoh Company, Ltd. Combined with the interim dividend of Yen 16.50 per share, the total dividend for the fiscal year ended March 31, 2012 will be Yen 25.00 per share.

*Consolidated Sales by Product Line

Imaging & Solutions (Sales down 2.4% to Yen 1,670.7 billion)
------------------------------------------------------------

Sales in the Imaging & Solutions segment which consists of Imaging Solutions and Network System Solutions decreased by 2.4% from the previous corresponding period, to Yen 1,670.7 billion.

     Imaging Solutions (Sales down 3.9% to Yen 1,471.8 billion)
     ----------------------------------------------------------
     Sales in this category decreased by 3.9% as compared to the previous corresponding period, to Yen 1,471.8 billion. Sales of color Multi Function Printer (MFP) increased steadily and color production printers growed much, however, sales in this category decreased due to decrease of monochrome products and effect of foreign exchange.

     Network System Solutions (Sales up 9.7% to Yen 198.9 billion)
     -------------------------------------------------------------
     Sales in this category increased by 9.7% as compared to the previous corresponding period, to Yen 198.9 billion due primarily to increase sales of enterprise system software and IT service mainly in Europe.

Industrial Products (Sales down 9.6% to Yen 96.5 billion)
---------------------------------------------------------
Sales in the Industrial Products segment decreased by 9.6% as compared to the previous corresponding period, to Yen 96.5 billion. Sales of semiconductor devices and thermal media decreased as compared to the previous corresponding period.

Other (Sales up 11.7% to Yen 136.1 billion)
-------------------------------------------
Sales in the Other segment increased by 11.7% as compared to the previous corresponding period, to Yen 136.1 billion due primarily to acquisition of PENTAX Imaging Corporation.

*Consolidated Sales by Geographic Area

Japan (Sales up 1.2% to Yen 886.4 billion)
------------------------------------------

In Japan, the business environment surrounding Ricoh continued to be severe due to a series of adverse events such as negatively affecting the supply chains by the Great East Japan Earthquake and followed by the flood in Thailand, the shortfall crisis in electrical power supply and also the sharp appreciation of the Yen against the U.S. dollar and the Euro.

In the Imaging & Solutions segment, Ricoh designed its ability to improve management efficiency and to make prompt decisions in response to the diversifying needs of its customers by building a sales structure based on Ricoh Japan Corporation which was established previous fiscal year. Sales in the Imaging & Solutions segment increased by 2.7% from the previous corresponding period, to Yen 710.9 billion.

Sales in the Industrial Products segment decreased by 19.6% as compared to the previous corresponding period, to Yen 52.6 billion. Sales of semiconductor devices and thermal media decreased as compared to the previous corresponding period.

Sales in the Other segment increased as compared to the previous corresponding period due primarily to digital cameras by acquisition of PENTAX Imaging Corporation in fiscal year 2011.

Overall sales in Japan increased by 1.2% from the previous corresponding period, to Yen 886.4 billion.

The Americas (Sales down 9.9% to Yen 468.7 billion)
---------------------------------------------------

In the Americas, unpredictable situation remained despite the recovery in individual consumption and capital investment in America. Although the strengthened sales structure and expansion of sales channel after the acquisition of IKON have contributed, overall sales in the Americas decreased by 9.9% from the previous corresponding period, to Yen 468.7 billion mainly due to the abrupt appreciation of the Yen against the US dollar . The sales in this area would have decreased by 2.1% excluding the effects of foreign currency fluctuations.

Europe  (Sales down 1.6% to Yen 408.5 billion)
----------------------------------------------

In Europe, it remained uncertain due to the widening intra-regional economic disparities derived from the financial crisis and employment insecurity in some countries. In addition, the sharp depreciation of the Euro developed.

As a result, under such severe conditions surrounding Ricoh, overall sales in Europe decreased by 1.6% from the previous corresponding period, to Yen 408.5 billion. The sales in this area would have increased by 2.3% excluding the effects of foreign currency fluctuations.

Other  (Sales up 7.3% to Yen 139.7 billion)
-------------------------------------------

The Other segment includes China, South East Asia and Oceania. The emerging markets including China and India achieved strong growth. Ricoh strengthened sales force mainly in the emerging markets. Consequently, sales in all segment increased from the previous corresponding period.

As a result, overall sales in Other increased by 7.3% from the previous corresponding period, to Yen 139.7 billion. The sales in this area would have increased by 10.7% excluding the effects of foreign currency fluctuations.

*Segment Information

Operating Segment
-----------------

Imaging & Solutions
-------------------

Even though the sales of color products increased, overall sales in Imaging & Solutions segment decreased by 2.4% from the previous corresponding period, to Yen 1,670.7 billion due to the appreciation of the yen.

In addition, due primarily to impairment loss on goodwill and long-lived assets, restructuring cost and the sharp appreciation of the Yen, operating income decreased by 57.4% from the previous corresponding period, to Yen 56.2 billion.

Industrial Products
-------------------

Sales in the Industrial Products segment decreased by 9.7% as compared to the previous corresponding period, to Yen 101.3 billion. Sales of semiconductor devices and thermal media decreased as compared to the previous corresponding period.

As a result, operating loss in the Industrial Products segment amounted to Yen 1.7 billion (operating income Yen 1.0 billion for the previous corresponding period).

Other
-----

Sales in the Other segment increased by 11.7% as compared to the previous corresponding period, to Yen 136.1 billion.

Sales of digital cameras increased due to acquisition of PENTAX Imaging Corporation. However, investment in new business increased and operating loss in the Other segment amounted to Yen 6.0 billion (operating loss Yen 4.9 billion for the previous corresponding period).

                                                                 (Billions of yen)
----------------------------------------------------------------------------------
                                     Year ended     Year ended
                                   March 31, 2011 March 31, 2012    Change (%)
----------------------------------------------------------------------------------
Imaging & Solutions:
  Net sales                           1,712.6         1,670.7           -2.4
  Operating income                      132.2            56.2          -57.4
        Operating income
          on sales(%)                     7.7             3.4      -4.3point
----------------------------------------------------------------------------------
Industrial Products:
  Net sales                             112.2           101.3           -9.7
  Operating income (loss)                 1.0            -1.7             --
        Operating income
          (loss) on sales(%)              0.9            -1.7      -2.6point
----------------------------------------------------------------------------------
Other:
  Net sales                             121.8           136.1           11.7
  Operating loss                         -4.9            -6.0             --
        Operating loss
          on sales(%)                    -4.0            -4.4      -0.4point
----------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

Due to the global recession and the appreciation of the Yen, overall sales in Japan segment decreased by 0.9% from the previous corresponding period, to Yen 1,274.5 billion. Operating loss amounted to Yen 18.8 billion including restructuring cost.

The Americas
------------

Although the strengthened sales structure and expansion of sales channel through the acquisition of IKON have contributed, overall sales in the Americas segment decreased by 9.3% from the previous corresponding period, to Yen 475.3 billion due to the appreciation of the Yen. Operating loss was significantly increased as compared to the previous corresponding period, to Yen 26.3 billion due to impairment loss on goodwill and long-lived assets.

Europe
------

Overall sales in Europe segment decreased due to business recession in Europe and also the sharp appreciation of the Yen by 2.2% to Yen 410.6 billion. Operating income decreased by 35.6% from the previous corresponding period, to Yen 17.6 billion due to the appreciation of the Yen and the costs for strengthening of sales structures and other restructuring activities.

Other
-----

As for overall sales in Other segment, Ricoh strengthened sales force mainly in the emerging markets. Consequently sales increased from the previous corresponding period to Yen 283.7 billion despite the appreciation of the yen. Operating income decreased by 38.0% from the previous corresponding period, to Yen 7.6 billion.

*Forecast for the coming fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2012
----------------------------------------------------------------------

The global economy has shown trend of recovery because of moderate recovery in the Americas and high growth in the emerging markets, while unpredictable situation is expected due to some risk factors such as the European debt crisis and the soaring oil prices.

Under such situation, Ricoh Group expects to achieve some positive impact generating from the recent restructuring activities as well as no negative impact by the Great East Japan Earthquake and the flood in Thailand.

Ricoh Group will continue to strengthen its management efficiency by ongoing restructuring activities.

Our performance forecast is based on the assumptions at present.
However, as the situation will change from moment to moment, we will disclose the forecast when it will change.

Our performance forecast for fiscal year ending March 31, 2013 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2013
US$ 1 = Yen 75.00 (Yen 79.08 in previous fiscal year)
EURO 1 = Yen 105.00 (Yen 109.05 in previous fiscal year)

                                                             (Billions of yen)
------------------------------------------------------------------------------
                                 Year ended    Year ending
                               March 31, 2012 March 31, 2013
                                 (Results)      (Forecast)        Change
------------------------------------------------------------------------------
   Domestic sales                   886.4          901.0            1.6%
   Overseas sales                 1,017.0        1,019.0            0.2%
Net sales                         1,903.4        1,920.0            0.9%
Gross profit                        752.6          760.0            1.0%
Operating income (loss)             -18.0           70.0             --
Income (loss) before income taxes   -31.9           62.5             --
Net income (loss) attributable to
  Ricoh Company, Ltd.               -44.5           33.0             --
------------------------------------------------------------------------------
Notes:

* Ricoh bases the forecast estimates for the year ending March 31, 2013 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) FINANCIAL POSITION

A)  Assets, Liabilities, and Equity at Year-End

                                                                  (Billions of yen)
-----------------------------------------------------------------------------------
                                    March 31, 2011 March 31, 2012      Change
-----------------------------------------------------------------------------------
Total Assets                           2,255.5        2,289.3              33.7
Total Equity                             978.1          879.0             -99.1
Ricoh Company, Ltd. shareholders'
  equity                                 925.2          822.7            -102.5
Ricoh Company, Ltd. shareholders'
  equity ratio (%)                        41.0%          35.9%       -5.1points
-----------------------------------------------------------------------------------

For Assets, from the end of the previous fiscal year, trade receivables increased in Japan and Europe. In addition, inventories increased due partly to initial stock for launch of new products in new business. As a result, total assets increased by Yen 33.7 billion, to Yen 2,289.3 billion.

For Liabilities, the interest-bearing debt increased due primarily to payment for costs in global restructuring program. Consequently, total liabilities increased by Yen 132.9 billion, to Yen 1,410.3 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net loss attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 99.1 billion from the end of the previous fiscal year, to Yen 879.0 billion.

B)  Cash Flows

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                               Year ended     Year ended
                                             March 31, 2011 March 31, 2012      Change
--------------------------------------------------------------------------------------------
Cash flows from operating activities              128.6           11.2         -117.4
Cash flows from investing activities              -91.9         -112.4          -20.5
Cash flows from financing activities              -92.9           87.8          180.7
Cash and Cash Equivalents at end of period        172.2          156.2          -16.0
--------------------------------------------------------------------------------------------

Net cash provided by operating activities decreased by Yen 117.4 billion from the previous corresponding period, to Yen 11.2 billion due primarily to increase of trade receivables and inventory.

Net cash used in investing activities increased by Yen 20.5 billion from the previous corresponding period, to Yen 112.4 billion due primarily to capital expenditures as well as acquisition of PENTAX Imaging Corporation.

As a result, free cash outflows generated by operating and investing activities amounted to Yen 101.2 billion while free cash inflows amounted to Yen 36.7 billion in the previous corresponding period.

Net cash provided by financing activities in this period amounted to Yen 87.8 billion due primarily to increase of the interest-bearing debt.

As a result of the above, cash and cash equivalents as of the end of this fiscal year decreased by Yen 16.0 billion from the end of the previous corresponding period, to Yen 156.2 billion.

C)  Cash Flow Indices

-----------------------------------------------------------------------------------------------------------------------
                                               Year ended     Year ended     Year ended     Year ended     Year ended
                                             March 31, 2008 March 31, 2009 March 31, 2010 March 31, 2011 March 31, 2012
-----------------------------------------------------------------------------------------------------------------------
Total Equity / Total assets                       48.8%          38.8%          40.8%          41.0%          35.9%
Market capitalization / Total assets              53.3%          33.6%          44.4%          47.0%          25.5%
Interest bearing debt / Operating cash flow        2.0            8.9            3.6            5.3           66.2
Operating cash flow / Interest expense            40.2           14.9           23.4           15.1            1.6
-----------------------------------------------------------------------------------------------------------------------

Notes:

i.   All indices are calculated based on consolidated data.
ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.
iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.
iv. Indices of Year ended March31, 2008, 2009 and 2010 are not based on the figures retrospectively adjusted.

(3) DIVIDEND POLICY

       Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

       Ricoh truly regrets to announce that the total dividend per share for the fiscal year ended March 31, 2012 will be reduced by Yen 8.00 as compared to the previous corresponding period, to Yen 25.00, and for the fiscal year ending March 31, 2013 will be Yen 25.00.

(4) RISK FACTORS

       Risks that may affect Ricoh's financial results and financial position are listed below, but are not limited to them. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

          -Ability to respond to rapid technological changes in the document imaging and management industry

          -Highly competitive markets

          -The risks of international operations and the risks of overseas expansion

          -Economic outlooks in major markets

          -Foreign exchange fluctuations

          -Crude oil price fluctuations

          -Government regulation that can limit its activities or increase its cost of operations

          -Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002

          -Dependence on protecting its intellectual property rights

          -Dependence on securing and retaining specially skilled personnel

          -Increase of employee benefit obligations

          -Environmental laws and regulations

          -Risks associated with Ricoh's equipment financing business

          -Product liability claims that could significantly affect its financial condition

          -Alliances with other entities

          -Risks associated with divulging of information

          -Catastrophic disaster, information technology problems or infectious diseases

          -Fluctuations in a state of electricity supply

2. GROUP POSITION

The Ricoh Group comprises 223 subsidiaries and 7 affiliates as of March 31,
2012.

Their development, manufacturing, sales, and service activities center on Imaging & Solutions, Industrial Products, and Other.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Imaging & Solutions]

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]

Manufacturing
   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno
       Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe... Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.
   Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh Digital
       Equipment Co., Ltd. and Ricoh Manufacturing (Thailand) Ltd.

Sales and Service
   Japan ...Ricoh Japan Corporation, Ricoh Technosystems Co., Ltd., Ricoh IT
       Solutions Co.,Ltd., Ricoh Leasing Co., Ltd. and Ricoh Logistics System Co., Ltd.
   The Americas...Ricoh Americas Corporation, Ricoh Production Print Solutions, LLC,
       IKON Office Solutions, Inc.
   Europe...Ricoh Europe PLC, Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh
       France S.A.S.,Ricoh Espana S.L.U. and Ricoh Italia Srl.
   Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia
       Pacific Operations Ltd.,Ricoh Asia Pacific Pte. Ltd., Ricoh Australia Pty, Ltd. and Ricoh India Ltd.

[Industrial Products]
Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]
Manufacturing and Sales

   Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation and Ricoh Microelectronics Co., Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh Industrie France S.A.S.

[Other]
Supplying digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]

Manufacturing
   Pentax Ricoh Imaging Products (Philippines) Corporation

Sales
   Ricoh Americas Corporation, Pentax Ricoh Imaging Americas Corporation, Ricoh Europe PLC, Pentax Ricoh Imaging France S.A.S

Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd., Pentax Ricoh Imaging Co., Ltd.

[Chart of Business System]
The following chart is showing the group positions.

[Chart of Business System]
The chart of group position is omitted.

3. MANAGEMENT POLICY

(1) Basic Management Policy

Ricoh Group aims "To be the most trusted brand with irresistible appeal in the global market.", and makes its missions "to be committed to providing excellence to improve the quality of living" and "to save the precious earth and fulfill its responsibilities for creating sustainable society".
To these ends, Ricoh is providing innovative products and services to all customers who handle information at work in offices and in their lives out of the office, based on the Ricoh brand benefits of "Harmonize with the environment", "Simplify your life and work", and "Support knowledge management".

In the 17th medium-term management plan - which extends from April 2011 to March 2014, Ricoh has highlighted "business creation and integration" and "establishment of highly efficient management" as the two basic strategies for group management.

(2) Medium and Long Term Management Strategy

BUSINESS CREATION AND INTEGRATION
---------------------------------
In the printing business, Ricoh aims to acquire the No.1 market share in all regions for MFPs, printers, etc., by providing customers with more value through the combination of products and related services, while streamlining operations to conduct business more efficiently.
Through these measures Ricoh will improve our profitability and shift more resources to the service business and also to new business.

In the production printing business, Ricoh will continue to restructure and strengthen the sales and service system and enhance our product lineup to make the business more profitable.

In developed countries, customers attribute more importance to the quality of service than ownership of equipment. Recently customers have been required to reduce their total cost of ownership (TCO), and their needs for workflow improvement have been increasing.
Ricoh will construct and apply Managed Document Services that provide document systems with centralized storage, search and output functions, and management services of customer's concentrated output center and multiple output devices. Furthermore, Ricoh will support utilization of IT solutions and provide IT services emphasized on customer's security and business continuity, and thereby contribute to raising overall customer business productivity.

Ricoh will expand our product line, such as A4MFP, in the emerging markets. Ricoh will also lower production cost for MFPs and Printers, by such measures as the local development of products.
Ricoh will reinforce our sales capability, to expand our business in the emerging markets.

The working styles of our customers have been changing. Amid this trend, which will further increase the flexibility of information sharing and working styles, Ricoh aims to lead customers in a constant manner. To this end, Ricoh will develop products, software and services that foster communications and will provide customers with new value through our highly competitive services and support capabilities.

ESTABLISH HIGHLY EFFECTIVE MANAGEMENT
-------------------------------------
Ricoh will streamline its sales systems; integrate production sites and shift resources to growth areas; review non-profitable businesses and decide either to support and turn around such businesses or withdraw from such businesses; encourage operational re-engineering; relocate human resources to new growth areas; reduce purchase costs by centralizing purchase functions and aggregating purchase orders; and review its development processes.

Basic strategy achievements this period until today are as follows.

In the Imaging & Solutions business, Ricoh continually creates new color multifunction machines and color laser printers to improve customers' businesses, further enhancing the product line. As to digital color multifunction equipments, Ricoh released Aficio MP C5002/C4002/C3302/C2802 series with achieving excellent environmental performance and pursuing operational efficiency improvement and usability.
The Aficio MP C5002/C4002/C3302/C2802 color multifunction copier, which achieved unprecedented energy saving performance, features a new fixing technology to conduct heat efficiently and to lower the fusion point of the toner.
By these new product launches, Ricoh's stronger product line has led it to attain large market shares in colorcopier/multifunction equipment markets in all regions.

In developing markets, Ricoh released the Aficio SP100 A4MFP, which Ricoh independently developed and produced in China to meet Chinese users' demands for the print quality. Ricoh is accelerating its step to march into the fast-growing China A4MFP market.

As to production printing business, Ricoh released the RICOH Pro C751EX and the RICOH Pro C651EX with higher image quality, variety of paper sizes, and improved operability in additional superior cost performance.
The new Ricoh models, as well as the RICOH Pro C901 Series, which has received good reviews for its high print image quality and ability to handle a variety of media sizes and weights, will enable Ricoh to continue to meet the diversifying product printer market requirements, such as high-mix, low lot size, and short delivery time. As a result, it has led to attain large market shares in Japan and overseas.

As to projection system business that was launched as part of our mission to increase the value provided to our customers in the field of communications, including projection and sound, Ricoh released the IPSiO PJ WX4130N/WX4130 series, which offers an ultra-short-throw business projector. Ricoh has provided entire services from the equipment sales to solution proposals to meet customers' needs, supporting costumers' business in response to evolving the working style.

Ricoh has initiated developments of new value added device and module business by collaborating in the area of marketing, development, manufacture and sales for the industrial business such as semiconductor, electrical component and optical equipment. As to thermal media business, Ricoh has developed emerging markets and expand global businesses.

In the consumer business, Ricoh acquired HOYA Corporation's PENTAX Imaging Systems business for strengthening the digital camera business and creation of new business delivering added value to consumers. Ricoh aims to provide more consumer-oriented offerings not only in the field of digital cameras but also video conferencing systems, network appliances, and others, to their customers around the world.

(3) Issues to Face

In FY2012, the second year of the 17th medium-term management plan, which extends from April 2011 to March 2014, Ricoh make FY2012 the turning point for a path of growth. Ricoh aims to rebuild foundation of management and win the new competitions with expanding business areas, overcoming such challenges as the Great East Japan Earthquake, the flood in Thailand and the sharp appreciation of the Yen. In order to resolve these issues, Ricoh has set and will implement the following three core action plans.

I.Further acceleration of restructuring

In addition to reducing costs, eliminating the duplication of functions and optimizing human resource allocation, Ricoh reengineer all operational processes by utilizing ICT. Also, as previously noted, Ricoh will implement such key measures as streamlining of sales operations, regeneration of unprofitable business, integration of the production facilities, promotion of centralized global purchasing and improvement of development processes.

II.Reinforce earning structures

In the Imaging & Solutions business, Ricoh recognized major changes of business environment. In developed markets, while the demand for copier/multifunction copier is some moderately recovering from the world economic downturn triggered by the world financial crisis, customers are buying fewer printing devices and print output volume remains low growth.
Customer value has been shifting away from "owing products" to "service usability". In addition, way to print is changing. In fact, mobile device usage as a printing medium is accelerating.

Ricoh will miss none of new opportunities associated with imaging solutions as Ricoh's core businesses.
Specifically, Ricoh will reinforce MDS and IT services, and expand projectors and video-conference systems, which promote the real-time visual communication in working place.
Also, Ricoh will create a new customer value through the linkage of MFPs, Printers and smartphones, tablet PCs, which become widely used as internet connection terminal.

In developing markets, total demand for copier/multifunction copier is expanding rapidly. Ricoh will be adding a specific strategic marketing approach for each developing markets which might be different from the approach for developed markets.
Ricoh will expand businesses by enforcing sales channels and creating products and services based on regional characteristics.

Ricoh aims to increase our share-of-wallet by combining existing and new products and services through our strong customer relationship both in developed markets and developing markets.

III.Prioritization of new business areas

In order to ensure medium and long-term growth, Ricoh aims to establish new core businesses in addition to imaging solutions businesses as Ricoh's core businesses. Based on our expertise and strength, Ricoh are prioritized the following three areas for new businesses:

- Working place innovation: Projection System, Unified Communication System and LED lamp

- Intelligent sensing: Optical Devices, modules and Rewritable Hybrid media

- Visual revolution: Digital SLR, Compact Cameras and Replacement Lenses

Finally, in order for today's companies to exist long into the future, they are required to contribute to the sustainability of the global environment and the human race. As a good corporate citizen, the Ricoh Group continues to increase its corporate value with a three-pronged focus on society, environment and economy. Ricoh is conducting an environmental management that enables us to conserve the environment while generating profits at the same time. With the participation of all employees around the globe, Ricoh aims to meet its medium and long-term environmental targets based on the pillars of process reform and technological innovation. Meanwhile, Ricoh will aim to provide customers with products and services that carry a lighter environmental load at time of use, and thereby contribute proactively to the creation of office environments for the low-carbon society.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(March 31, 2011 and 2012)

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2011   March 31, 2012    Change
---------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                174,231          158,671       -15,560
   Trade receivables                                                     657,732          686,930        29,198
   Inventories                                                           171,883          195,009        23,126
   Other current assets                                                   64,004           65,896         1,892
Total Current Assets                                                   1,067,850        1,106,506        38,656
Fixed Assets
   Tangible fixed assets                                                 264,818          268,527         3,709
   Finance receivables                                                   445,783          468,004        22,221
   Other investments                                                     477,113          446,321       -30,792
Total Fixed Assets                                                     1,187,714        1,182,852        -4,862
---------------------------------------------------------------------------------------------------------------
Total Assets                                                           2,255,564        2,289,358        33,794
---------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                             172,221          156,210
   Time deposits                                                           2,010            2,461

Liabilities and Equity                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                       March 31, 2011   March 31, 2012   Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                        247,406          252,209         4,803
   Short-term borrowings                                                 150,201          216,432        66,231
   Other current liabilities                                             211,857          204,383        -7,474
Total Current Liabilities                                                609,464          673,024        63,560
Fixed Liabilities
   Long-term indebtedness                                                479,423          525,435        46,012
   Accrued pension and severance costs                                   140,840          164,757        23,917
   Other fixed liabilities                                                47,707           47,124          -583
Total Fixed Liabilities                                                  667,970          737,316        69,346
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                      1,277,434        1,410,340       132,906
---------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                          135,364          135,364            --
   Additional paid-in capital                                            186,083          186,083            --
   Retained earnings                                                     811,082          742,549       -68,533
   Accumulated other comprehensive loss                                 -170,448         -204,175       -33,727
   Treasury stock                                                        -36,838          -37,117          -279
Ricoh Company, Ltd. shareholders' equity                                 925,243          822,704      -102,539
Noncontrolling interests                                                  52,887           56,314         3,427
---------------------------------------------------------------------------------------------------------------
Total Equity                                                             978,130          879,018       -99,112
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                           2,255,564        2,289,358        33,794
---------------------------------------------------------------------------------------------------------------
Note: Accumulated other comprehensive income (loss);
    Net unrealized holding gains on available-for-sale
securities                                                                 2,466            3,681         1,215
    Pension liability adjustments                                        -47,493          -67,578       -20,085
    Net unrealized losses on derivative instruments                       -1,168           -1,153            15
    Cumulative translation adjustments                                  -124,253         -139,125       -14,872

               Reference: Exchange rate                                March 31, 2011   March 31, 2012
                          US$ 1                                             Yen 83.15        Yen 82.19
                          EURO 1                                           Yen 117.57       Yen 109.80

(2) CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2011 and 2012)                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      March 31, 2011       March 31, 2012     Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 499,824              506,610        6,786      1.4
Cost of sales                                                             310,548              322,246       11,698      3.8
       Percentage of net sales (%)                                           62.1                 63.6
Gross Profit                                                              189,276              184,364       -4,912     -2.6
       Percentage of net sales (%)                                           37.9                 36.4
Selling, general and administrative expenses                              183,625              165,424      -18,201     -9.9
       Percentage of net sales (%)                                           36.8                 32.7
Operating income                                                            5,651               18,940       13,289    235.2
       Percentage of net sales (%)                                            1.1                  3.7
Other (income) expense
  Interest and dividend income                                                830                1,112          282     34.0
       Percentage of net sales (%)                                            0.2                  0.2
  Interest expense                                                          2,691                2,008         -683    -25.4
       Percentage of net sales (%)                                            0.5                  0.4
  Loss on impairment of securities                                          1,639                  -12       -1,651       --
       Percentage of net sales (%)                                            0.3                  0.0
  Other, net                                                               -1,838                1,424        3,262       --
       Percentage of net sales (%)                                           -0.3                  0.2
Income before income taxes
  and equity in earnings of affiliates                                      3,989               16,632       12,643    316.9
       Percentage of net sales (%)                                            0.8                  3.3
Provision for income taxes                                                  6,248                6,960          712     11.4
       Percentage of net sales (%)                                            1.3                  1.4
Equity in earnings of affiliates                                               -7                   22           29       --
       Percentage of net sales (%)                                            0.0                  0.0
Consolidated net income (loss)                                             -2,266                9,694       11,960       --
       Percentage of net sales (%)                                           -0.5                  1.9
Net income attributable to noncontrolling interests                           268                1,069          801    298.9
       Percentage of net sales (%)                                            0.1                  0.2
Net income (loss) attributable to Ricoh Company, Ltd.                      -2,534                8,625       11,159       --
       Percentage of net sales (%)                                           -0.5                  1.7
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                     Yen 82.32            Yen 79.32
                              EURO 1                                   Yen 112.51           Yen 104.04


(Year ended March 31, 2011 and 2012)                                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended           Year ended
                                                                      March 31, 2011       March 31, 2012     Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                               1,941,336            1,903,477      -37,859     -2.0
Cost of sales                                                           1,152,395            1,150,855       -1,540     -0.1
       Percentage of net sales (%)                                           59.4                 60.5
Gross Profit                                                              788,941              752,622      -36,319     -4.6
       Percentage of net sales (%)                                           40.6                 39.5
Selling, general and administrative expenses                              730,870              770,690       39,820      5.4
       Percentage of net sales (%)                                           37.6                 40.4
Operating income (loss)                                                    58,071              -18,068      -76,139       --
       Percentage of net sales (%)                                            3.0                 -0.9
Other (income) expense
  Interest and dividend income                                              2,985                3,129          144      4.8
       Percentage of net sales (%)                                            0.2                  0.2
  Interest expense                                                          8,528                6,979       -1,549    -18.2
       Percentage of net sales (%)                                            0.4                  0.4
  Loss on impairment of securities                                          1,844                5,012        3,168    171.8
       Percentage of net sales (%)                                            0.1                  0.3
  Other, net                                                                6,515                5,007       -1,508    -23.1
       Percentage of net sales (%)                                            0.4                  0.2
Income (loss) before income taxes
  and equity in earnings of affiliates                                     44,169              -31,937      -76,106       --
       Percentage of net sales (%)                                            2.3                 -1.7
Provision for income taxes                                                 22,410                8,223      -14,187    -63.3
       Percentage of net sales (%)                                            1.2                  0.4
Equity in earnings of affiliates                                             (22)                   39           61       --
       Percentage of net sales (%)                                           -0.0                  0.0
Consolidated net income (loss)                                             21,737              -40,121      -61,858       --
       Percentage of net sales (%)                                            1.1                 -2.1
Net income (loss) attributable to noncontrolling interests                  3,107                4,439        1,332     42.9
       Percentage of net sales (%)                                            0.2                  0.2
Net income (loss) attributable to Ricoh Company, Ltd.                      18,630              -44,560      -63,190       --
       Percentage of net sales (%)                                            1.0                 -2.3
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                     Yen 85.77            Yen 79.08
                              EURO 1                                   Yen 113.28           Yen 109.05

(3)-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2011 and 2012)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                          March 31, 2011       March 31, 2012     Change    %
-----------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                             400,189              389,478      -10,711    -2.7
   Percentage of net sales (%)                                   80.1                 76.9
Network System Solutions                                       45,573               55,584       10,011    22.0
   Percentage of net sales (%)                                    9.1                 11.0
Total Imaging & Solutions                                     445,762              445,062         -700    -0.2
   Percentage of net sales (%)                                   89.2                 87.9
-----------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                            24,694               22,497       -2,197    -8.9
   Percentage of net sales (%)                                    4.9                  4.4
-----------------------------------------------------------------------------------------------------------------
[Other]
Other                                                          29,368               39,051        9,683    33.0
   Percentage of net sales (%)                                    5.9                  7.7
-----------------------------------------------------------------------------------------------------------------
Grand Total                                                   499,824              506,610        6,786     1.4
   Percentage of net sales (%)                                  100.0                100.0
-----------------------------------------------------------------------------------------------------------------

               Reference : Exchange rate
                           US$ 1                            Yen 82.32            Yen 79.32
                           EURO 1                          Yen 112.51           Yen 104.04

(Year ended March 31, 2011 and 2012)                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                             Year ended           Year ended
                                                           March 31, 2011       March 31, 2012     Change    %
------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                            1,531,219            1,471,827      -59,392    -3.9
   Percentage of net sales (%)                                    78.9                 77.3
Network System Solutions                                       181,411              198,945       17,534     9.7
   Percentage of net sales (%)                                     9.3                 10.5
Total Imaging & Solutions                                    1,712,630            1,670,772      -41,858    -2.4
   Percentage of net sales (%)                                    88.2                 87.8
-------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                            106,830               96,584      -10,246    -9.6
   Percentage of net sales (%)                                     5.5                  5.1
-------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                          121,876              136,121       14,245    11.7
   Percentage of net sales (%)                                     6.3                  7.1
-------------------------------------------------------------------------------------------------------------------
Grand Total                                                  1,941,336            1,903,477      -37,859    -2.0
   Percentage of net sales (%)                                   100.0                100.0
-------------------------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                           US$ 1                             Yen 85.77            Yen 79.08
                           EURO 1                           Yen 113.28           Yen 109.05

* Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, servers, network systems and network related software

Industrial Products       Thermal media, optical equipment, semiconductor
                          devices, electronic components and measuring equipment

Other                     Digital cameras

* Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

(3)-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2011 and 2012)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                          March 31, 2011       March 31, 2012     Change    %
-----------------------------------------------------------------------------------------------------------------
[Domestic]                                                    225,756              241,317       15,561     6.9
   Percentage of net sales (%)                                   45.2                 47.6
[Overseas]                                                    274,068              265,293       -8,775    -3.2
   Percentage of net sales (%)                                   54.8                 52.4
     The Americas                                             130,541              121,572       -8,969    -6.9
       Percentage of net sales (%)                               26.1                 24.0
     Europe                                                   110,127              106,399       -3,728    -3.4
       Percentage of net sales (%)                               22.0                 21.0
     Other                                                     33,400               37,322        3,922    11.7
       Percentage of net sales (%)                                6.7                  7.4
Grand Total                                                   499,824              506,610        6,786     1.4
   Percentage of net sales (%)                                  100.0                100.0
-----------------------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                          US$ 1                             Yen 82.32            Yen 79.32
                          EURO 1                           Yen 112.51           Yen 104.04

(Year ended March 31, 2011 and 2012)                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                             Year ended           Year ended
                                                           March 31, 2011       March 31, 2012     Change    %
------------------------------------------------------------------------------------------------------------------
[Domestic]                                                    875,819              886,425       10,606     1.2
    Percentage of net sales (%)                                  45.1                 46.6
[Overseas]                                                  1,065,517            1,017,052      -48,465    -4.5
    Percentage of net sales (%)                                  54.9                 53.4
      The Americas                                            520,000              468,728      -51,272    -9.9
        Percentage of net sales (%)                              26.8                 24.6
      Europe                                                  415,189              408,542       -6,647    -1.6
        Percentage of net sales (%)                              21.4                 21.5
      Other                                                   130,328              139,782        9,454     7.3
        Percentage of net sales (%)                               6.7                  7.3
Grand Total                                                 1,941,336            1,903,477      -37,859    -2.0
    Percentage of net sales (%)                                 100.0                100.0
------------------------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                          US$ 1                             Yen 85.77            Yen 79.08
                          EURO 1                           Yen 113.28           Yen 109.05

(4) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY


Year ended March 31, 2011                                                                                      (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                                               other                  Ricoh
                                       Additional          comprehensive          Company, Ltd.
                               Common   paid-in   Retained    income     Treasury shareholders' Noncontrolling
                               stock    capital   earnings    (loss)      stock      equity        interest      Total equity
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance              135,364  186,083    820,701   -132,051    -36,756     973,341        50,533         1,023,874
Cumulative effect of a change
  in accounting principle -
  adoption of accounting
  guidance for a variable
  interest entity, net of tax                         -410                              -410          -392              -802
Effect of a change in
  accounting period of
  subsidiaries, net of tax                          -3,868       -115                 -3,983                          -3,983
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after
  adjustment)                  135,364  186,083    816,423   -132,166    -36,756     968,948        50,141         1,019,089
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)
   Net income                                       18,630                            18,630         3,107            21,737
   Unrealized gains (losses)
     on securities                                                 94                     94            -6                88
   Pension liability
     adjustment                                                  -158                   -158            -7              -165
   Unrealized losses on
     derivatives                                                  -11                    -11           -22               -33
   Cumulative translation
     adjustments                                              -38,207                -38,207           269           -37,938
                                                                                  ----------------------------------------------
   Total comprehensive income
     (loss)                                                                          -19,652         3,341           -16,311
                                                                                  ----------------------------------------------
Net changes in treasury stock                                                 -82        -82                             -82
Loss on disposal of treasury
  stock                                                -28                               -28                             -28
Dividends declared and
  approved to Ricoh Company,
  Ltd. shareholders                                -23,943                           -23,943                         -23,943
Dividends to noncontrolling
  interests                                                                                           -595              -595
--------------------------------------------------------------------------------------------------------------------------------
Ending balance                 135,364  186,083    811,082   -170,448     -36,838    925,243        52,887           978,130
================================================================================================================================


Year ended March 31, 2012                                                                                      (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                                               other                  Ricoh
                                       Additional          comprehensive          Company, Ltd.
                               Common   paid-in   Retained    income     Treasury shareholders' Noncontrolling
                               stock    capital   earnings    (loss)      stock      equity        interest      Total equity
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after
  adjustment)                  135,364  186,083    811,082   -170,448     -36,838    925,243        52,887           978,130
Comprehensive income (loss)
   Net income (loss)                               -44,560                           -44,560         4,439           -40,121
   Unrealized gains (losses)
     on securities                                              1,215                  1,215            -7             1,208
   Pension liability
     adjustment                                               -20,085                -20,085           -78           -20,163
   Unrealized gains on
     derivatives                                                   15                     15            68                83
   Cumulative translation
     adjustments                                              -14,872                -14,872          -194           -15,066
                                                                                  ----------------------------------------------
   Total comprehensive income
     (loss)                                                                          -78,287         4,228           -74,059
                                                                                  ----------------------------------------------
Net changes in treasury stock                                                -279       -279                            -279
Loss on disposal of treasury
  stock                                                -31                               -31                             -31
Dividends declared and
  approved to Ricoh Company,
  Ltd. shareholders                                -23,942                           -23,942                         -23,942
Dividends to noncontrolling
  interests                                                                                           -603              -603
Wholly owned subsidiaries                                                                             -198              -198
--------------------------------------------------------------------------------------------------------------------------------
Ending balance                 135,364  186,083    742,549   -204,175     -37,117    822,704        56,314           879,018
================================================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2011 and 2012)                                                                       (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended      Year ended
                                                                                              March 31, 2011  March 31, 2012
----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income (loss)                                                                  21,737         -40,121
   Adjustments to reconcile net income (loss) to net cash provided by operating activities -
       Depreciation and amortization                                                               93,677          91,137
       Equity in earnings of affiliates, net of dividends received                                     22             -39
       Deferred income taxes                                                                          908         -24,087
       Loss on disposal and sales of tangible fixed assets                                          1,507           1,604
       Loss on impairment of long-lived assets                                                        842          10,070
       Loss on impairment of securities                                                             1,844           5,012
       Loss on impairment of goodwill                                                                  --          27,491
       Pension and severance costs, less payments                                                  -1,106          -5,386
       Changes in assets and liabilities -
          (Increase) Decrease in trade receivables                                                  1,072         -20,393
          Increasee in inventories                                                                -12,515         -17,126
          (Increase) Decrease in finance receivables                                               13,917         -25,667
          Decrease in trade payables                                                              -11,850          -5,096
          (Decrease) Increase in accrued income taxes and accrued expenses and other               13,868          -5,623
       Other, net                                                                                   4,713          19,430
----------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                      128,636          11,206
----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                                         1,389           1,532
       Expenditures for tangible fixed assets                                                     -66,875         -73,271
       Expenditures for intangible fixed assets                                                   -18,807         -14,504
       Payments for purchases of available-for-sale securities                                       -235             -93
       Proceeds from sales of available-for-sale securities                                           126              68
       Increase in time deposits                                                                     -401            -385
       Purchase of business, net of cash acquired                                                  -1,415         -14,816
       Other, net                                                                                  -5,688         -10,974
----------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                                          -91,906        -112,443
----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                                        58,622         147,034
       Repayment of long-term indebtedness                                                        -87,147         -82,260
       (Increase) Decrease in short-term borrowings, net                                          -31,584          70,044
       Proceeds from issuance of long-term debt securities                                         79,741              --
       Repayment of long-term debt securities                                                     -87,975         -22,444
       Dividend paid                                                                              -23,943         -23,942
       Payment for purchase of treasury stock                                                        -157             -23
       Other, net                                                                                    -520            -586
----------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                                            -92,963          87,823
----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                                   -8,647          -2,597
----------------------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                                      -64,880         -16,011
----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                                237,101         172,221
----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Year                                                     172,221         156,210
----------------------------------------------------------------------------------------------------------------------------

(6) NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

(7) SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

A) CHANGES IN THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2011 TO MARCH 31, 2012.

Consolidated subsidiaries:

   26 Additions
   19 Removals

Companies accounted for by the equity method:

   1 Additions
   1 Removals

B) CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

a. Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

b. Securities

In conformity with FASB Accounting Standards Codification (ASC) 320, "Debt and Equity Securities" , securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

c. Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

d. Property, Plant and Equipment

Depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with ASC 840 "Accounting for Leases".

e. Goodwill and Other Intangible Assets

In conformity with ASC 350, "Goodwill and Other Intangible Assets" , Goodwill and intangible asset determined to have an indefinite useful life are not amortized. ASC 350 requires annual impairment testing thereof.

f. Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with ASC 715, "Retirement Benefits".

g. Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(8) CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

CHANGES IN ACCOUNTING METHOD

Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements. As a result, the previous fiscal year's consolidated balance sheet, consolidated statement of income, consolidated sales by product category, consolidated statements of changes in equity, consolidated statements of cash flows, segment information and per share data have been restated. Adjustments to previous year's consolidated net income attributable to Ricoh Company,Ltd.,total shareholders' equity and total assets in line with this restatement are as follows.

                                                                                          (Millions of yen)
     ------------------------------------------------------------------------------------------------------
                                                      Pre-restatement    Adjustment         Restated
     ------------------------------------------------------------------------------------------------------
     Net income attributable to Ricoh Company,Ltd.              19,650         -1,020               18,630
               Total shareholders' equity                      982,764         -4,634              978,130
                      Total assets                           2,262,396         -6,832            2,255,564
     ------------------------------------------------------------------------------------------------------

(9) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) SEGMENT INFORMATION

a. Operating Segment Information

(Three months ended March 31, 2011 and 2012)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended  Three months ended
                                                             March 31, 2011     March 31, 2012    Change    %
-----------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       External customers                                             445,762        445,062       -700    -0.2
       Intersegment                                                        --             --         --
       Total                                                          445,762        445,062       -700    -0.2
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 420,010        408,998    -11,012    -2.6
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    25,752         36,064     10,312    40.0
       Operating income on sales in Imaging & Solutions (%)               5.8            8.1
-----------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       External customers                                              24,694         22,497     -2,197    -8.9
       Intersegment                                                     1,266          1,043       -223   -17.6
       Total                                                           25,960         23,540     -2,420    -9.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  25,729         22,677     -3,052   -11.9
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                       231            863        632   273.6
       Operating income on sales in Industrial Products (%)               0.9            3.7
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                              29,368         39,051      9,683    33.0
       Intersegment                                                        --             --         --
       Total                                                           29,368         39,051      9,683    33.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  32,746         41,464      8,718    26.6
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -3,378         -2,413        965      --
       Operating loss on sales in Other (%)                             -11.5           -6.2
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                    -1,266         -1,043        223
       Total                                                           -1,266         -1,043        223      --
-----------------------------------------------------------------------------------------------------------------
  Operating expenses:
       Intersegment                                                    -1,266         -1,043        223
       Corporate                                                       16,954         15,574     -1,380
       Total                                                           15,688         14,531     -1,157      --
-----------------------------------------------------------------------------------------------------------------
  Operating loss                                                      -16,954        -15,574      1,380      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                             499,824        506,610      6,786     1.4
       Intersegment                                                        --             --         --
       Total                                                          499,824        506,610      6,786     1.4
-----------------------------------------------------------------------------------------------------------------
  Operating expenses                                                  494,173        487,670     -6,503    -1.3
-----------------------------------------------------------------------------------------------------------------
  Operating income                                                      5,651         18,940     13,289   235.2
       Operating income on consolidated net sales (%)                    1.1            3.7
-----------------------------------------------------------------------------------------------------------------

(Year ended March 31, 2011 and 2012)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                                    Year ended     Year ended
                                                                  March 31, 2011 March 31, 2012 Change      %
-----------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       External customers                                           1,712,630      1,670,772    -41,858    -2.4
       Intersegment                                                        --             --         --
       Total                                                        1,712,630      1,670,772    -41,858    -2.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,580,344      1,614,475     34,131     2.2
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                   132,286         56,297    -75,989   -57.4
       Operating income on sales in Imaging & Solutions (%)               7.7            3.4
----------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       External customers                                             106,830         96,584    -10,246    -9.6
       Intersegment                                                     5,413          4,731       -682   -12.6
       Total                                                          112,243        101,315    -10,928    -9.7
----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 111,237        103,057     -8,180    -7.4
----------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                               1,006         -1,742     -2,748      --
        Operating income (loss) on sales in Industrial Products (%)       0.9           -1.7
----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                             121,876        136,121     14,245    11.7
       Intersegment                                                        --             --         --
       Total                                                          121,876        136,121     14,245    11.7
----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 126,787        142,131     15,344    12.1
----------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -4,911         -6,010     -1,099      --
       Operating loss on sales in Other (%)                              -4.0           -4.4
----------------------------------------------------------------------------------------------------------------
 CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                    -5,413         -4,731        682
       Total                                                           -5,413         -4,731        682      --
----------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                    -5,420         -4,731        689
       Corporate                                                       70,317         66,613     -3,704
       Total                                                           64,897         61,882     -3,015      --
----------------------------------------------------------------------------------------------------------------
   Operating loss                                                     -70,310        -66,613      3,697      --
----------------------------------------------------------------------------------------------------------------
 CONSOLIDATED:
   Net sales:
       External customers                                           1,941,336      1,903,477    -37,859    -2.0
       Intersegment                                                        --             --         --
       Total                                                        1,941,336      1,903,477    -37,859    -2.0
----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,883,265      1,921,545     38,280     2.0
----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                             58,071        -18,068    -76,139      --
        Operating income (loss) on consolidated net sales (%)             3.0           -0.9
----------------------------------------------------------------------------------------------------------------

b. Geographic Segment Information

(Three months ended March 31, 2011 and 2012)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            March 31, 2011     March 31, 2012   Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                             229,444        248,599     19,155     8.3
       Intersegment                                                    83,995         86,074      2,079     2.5
       Total                                                          313,439        334,673     21,234     6.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 311,676        323,660     11,984     3.8
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                     1,763         11,013      9,250   524.7
       Operating income on sales in Japan(%)                              0.6            3.3
-----------------------------------------------------------------------------------------------------------------
 THE AMERICAS:
   Net sales:
       External customers                                             130,482        122,028     -8,454    -6.5
       Intersegment                                                       726            966        240    33.1
       Total                                                          131,208        122,994     -8,214    -6.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 132,555        122,783     -9,772    -7.4
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                             -1,347            211      1,558      --
       Operating income (loss) on sales in the Americas(%)               -1.0            0.2
-----------------------------------------------------------------------------------------------------------------
 EUROPE:
   Net sales:
       External customers                                             112,355        105,133     -7,222    -6.4
       Intersegment                                                       606            145       -461   -76.1
       Total                                                          112,961        105,278     -7,683    -6.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 105,065        100,295     -4,770    -4.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                     7,896          4,983     -2,913   -36.9
       Operating income on sales in Europe(%)                             7.0            4.7
-----------------------------------------------------------------------------------------------------------------
 OTHER:
   Net sales:
       External customers                                              27,543         30,850      3,307    12.0
       Intersegment                                                    38,274         45,965      7,691    20.1
       Total                                                           65,817         76,815     10,998    16.7
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  63,166         74,028     10,862    17.2
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                     2,651          2,787        136     5.1
       Operating income on sales in Other(%)                              4.0            3.6
-----------------------------------------------------------------------------------------------------------------
 CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                  -123,601       -133,150     -9,549      --
       Total                                                         -123,601       -133,150     -9,549      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:                                               -118,289       -133,096    -14,807      --
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -5,312            -54      5,258      --
-----------------------------------------------------------------------------------------------------------------
 CONSOLIDATED:
   Net sales:
       External customers                                             499,824        506,610      6,786     1.4
       Intersegment                                                        --             --         --
       Total                                                          499,824        506,610      6,786     1.4
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 494,173        487,670     -6,503    -1.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                     5,651         18,940     13,289   235.2
       Operating income on consolidated net sales(%)                      1.1            3.7
-----------------------------------------------------------------------------------------------------------------

(Year ended March 31, 2011 and 2012)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                              Year ended         Year ended
                                                            March 31, 2011     March 31, 2012   Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                             890,779        901,742     10,963     1.2
       Intersegment                                                   395,556        372,854    -22,702    -5.7
       Total                                                        1,286,335      1,274,596    -11,739    -0.9
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,257,207      1,293,454     36,247     2.9
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                             29,128        -18,858    -47,986      --
       Operating income (loss) on sales in Japan(%)                       2.3           -1.5
-----------------------------------------------------------------------------------------------------------------
 THE AMERICAS:
   Net sales:
       External customers                                             520,651        471,805    -48,846    -9.4
       Intersegment                                                     3,245          3,588        343    10.6
       Total                                                          523,896        475,393    -48,503    -9.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 529,157        501,785    -27,372    -5.2
-----------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -5,261        -26,392    -21,131      --
       Operating loss on sales in the Americas(%)                        -1.0           -5.6
-----------------------------------------------------------------------------------------------------------------
 EUROPE:
   Net sales:
       External customers                                             417,571        409,160     -8,411    -2.0
       Intersegment                                                     2,381          1,468       -913   -38.3
       Total                                                          419,952        410,628     -9,324    -2.2
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 392,499        392,935        436     0.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    27,453         17,693     -9,760   -35.6
       Operating income on sales in Europe(%)                             6.5            4.3
-----------------------------------------------------------------------------------------------------------------
 OTHER:
   Net sales:
       External customers                                             112,335        120,770      8,435     7.5
       Intersegment                                                   161,150        162,971      1,821     1.1
       Total                                                          273,485        283,741     10,256     3.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 261,125        276,081     14,956     5.7
----------------------------------------------------------------------------------------------------------------
   Operating income                                                    12,360          7,660     -4,700   -38.0
       Operating income on sales in Other(%)                              4.5            2.7
-----------------------------------------------------------------------------------------------------------------
 CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                  -562,332       -540,881     21,451      --
       Total                                                         -562,332       -540,881     21,451      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:                                               -556,723       -542,710     14,013      --
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                             -5,609          1,829      7,438      --
-----------------------------------------------------------------------------------------------------------------
 CONSOLIDATED:
   Net sales:
       External customers                                           1,941,336      1,903,477    -37,859    -2.0
       Intersegment                                                        --             --         --
       Total                                                        1,941,336      1,903,477    -37,859    -2.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,883,265      1,921,545     38,280     2.0
-----------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                             58,071        -18,068    -76,139      --
         Operating income (loss) on consolidated net sales(%)             3.0           -0.9
-----------------------------------------------------------------------------------------------------------------

B) PER SHARE DATA

                                                                    (Yen)
-------------------------------------------------------------------------
                                            March 31, 2011 March 31, 2012
-------------------------------------------------------------------------
Shareholders' equity per share               1,275.31         1,134.64
Net income per share-basic                      25.68           -61.42
Net income per share-diluted                    25.15           -61.42

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income is as follows:

                                                        (Millions of yen)
-------------------------------------------------------------------------
                                         March 31, 2011  March 31, 2012
-------------------------------------------------------------------------
Net income (loss)                              18,630             -44,560
    Effect of dilutive securities                 -38                   0
-------------------------------------------------------------------------
Diluted net income (loss)                      18,592             -44,560
-------------------------------------------------------------------------

                                                                 (Shares)
-------------------------------------------------------------------------
                                         March 31, 2011  March 31, 2012
-------------------------------------------------------------------------
Weight average common shares outstanding  725,554,477         725,554,477
    Effect of dilutive securities          13,739,286                   0
-------------------------------------------------------------------------
Diluted common shares outstanding         739,293,763         725,554,477
-------------------------------------------------------------------------

C) SUBSEQUENT EVENTS

Not applicable.

5. NON-CONSOLIDATED PERFORMANCE
(1) BALANCE SHEETS (NON-CONSOLIDATED)
March 31, 2011 and 2012

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2011   March 31, 2012    Change
---------------------------------------------------------------------------------------------------------------
Current Assets                                                           563,320          466,274       -97,046
      Cash on hand and in banks                                           12,296            9,436        -2,860
      Notes receivable-trade                                               2,814            1,795        -1,019
      Accounts receivable-trade                                          169,172          165,852        -3,320
      Marketable securities                                               66,677           64,387        -2,290
      Finished goods                                                      22,126           25,890         3,764
      Raw materials                                                        4,228            5,724         1,496
      Work-in-process                                                      7,582            8,671         1,089
      Supplies                                                             8,520            9,612         1,092
      Prepaid expenses                                                     7,493            7,868           375
      Deferred tax assets                                                 12,353           18,050         5,697
      Accounts receivable-other                                           29,378           22,196        -7,182
      Short-term loans receivable                                        218,615          124,595       -94,020
      Other current assets                                                 2,184            2,221            37
      Allowance for doubtful accounts                                       -124              -31            93

Fixed Assets                                                             689,100          668,908       -20,192
   Tangible Fixed Assets                                                 136,777          130,720        -6,057
      Buildings                                                           65,570           61,478        -4,092
      Structures                                                           3,551            3,289          -262
      Machinery and equipment                                             25,569           21,066        -4,503
      Vehicles                                                                 5                7             2
      Tools                                                               10,475            9,446        -1,029
      Land                                                                28,769           28,339          -430
      Leased assets                                                          127               71           -56
      Construction in progress                                             2,708            7,020         4,312

   Intangible Fixed Assets                                                62,335           44,217       -18,118
      Goodwill                                                            16,770            7,762        -9,008
      Patent rights                                                        1,884            1,460          -424
      Leased property rights                                               7,381            7,278          -103
      Trademark rights                                                     6,826            1,722        -5,104
      Software                                                            23,299           23,343            44
      Leased assets                                                           66               36           -30
      Other intangible fixed assets                                        6,106            2,613        -3,493
      Long-term loans to affiliates
   Investments and Other Assets                                         489,987           493,971         3,984
      Investment securities                                               17,093           16,415          -678
      Affiliates' securities                                             351,872          319,792       -32,080
      Investment in affiliates                                            19,252           19,252            --
      Long-term loans receivable                                          92,172          182,591        90,419
      Bankruptcy and rehabilitation debts                                    322              223           -99
       Deferred tax assets                                                    --            2,265         2,265
      Lease deposit                                                        6,629            6,328          -301
      Other investments                                                    3,185            4,253         1,068
      Allowance for doubtful accounts                                       -540          -57,151       -56,611
---------------------------------------------------------------------------------------------------------------
Total Assets                                                           1,252,421        1,135,182      -117,239
---------------------------------------------------------------------------------------------------------------
         Reference:
         Exchange rate
                                                                      March 31, 2012   March 31, 2012
                                                US$ 1                      83.15            82.19
                                               EURO 1                     117.57           109.80

March 31, 2011 and 2012
Liabilities                                                                                   (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2011   March 31, 2012    Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities                                                      205,750          263,755        58,005
      Notes payable-trade                                                  2,107            1,885          -222
      Accounts payable-trade                                             116,267          116,550           283
      Bonds maturing within one year                                      22,221               --       -22,221
      Short-term borrowings                                                6,300           74,000        67,700
      Leased obligations                                                     403              217          -186
      Accounts payable-other                                               9,433           21,635        12,202
      Accrued expenses                                                    27,870           29,465         1,595
      Accrued corporate tax                                                  709              303          -406
      Advances by customers                                                4,880            4,895            15
      Deposits payable                                                     2,054            2,138            84
      Accrued bonuses                                                      9,214            7,447        -1,767
      Accrued directors' bonuses                                              82               --           -82
      Warranty reserve                                                     1,000              875          -125
      Derivative liabilities, at fair value                                1,926            3,317         1,391
      Other current liabilities                                            1,276            1,023          -253

Fixed Liabilities                                                        294,533          272,157       -22,376
      Bonds                                                              125,000          125,000            --
      Long-term borrowings                                               160,800          136,800       -24,000
      Leased obligations                                                     376               81          -295
      Deferred tax liabilities                                               409               --          -409
      Long accounts payable-other                                            265              262            -3
      Retirement benefit obligation                                        5,167            4,289          -878
      Asset retirement obligations                                         2,026            2,092            66
      Other fixed liabilities                                                487            3,631         3,144
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                        500,283          535,912        35,629
---------------------------------------------------------------------------------------------------------------

Net assets                                                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2011   March 31, 2012    Change
---------------------------------------------------------------------------------------------------------------
Stockholders' equity                                                     747,607          594,677      -152,930
   Common Stock                                                          135,364          135,364            --
   Additional paid-in-capital                                            180,804          180,804            --
      Legal capital reserve                                              180,804          180,804            --
   Retained earnings                                                     468,112          315,461      -152,651
      Legal reserve                                                       14,955           14,955            --
      Other retained earnings                                            453,157          300,506      -152,651
         Reserve for deferral of capital gain on property                    450            3,453         3,003
         Reserve for special depreciation                                    411              351           -60
         Reserve for social contribution                                       0                3             3
         General reserve                                                 430,350          415,350       -15,000
      Retained earnings brought forward                                   21,946         -118,651      -140,597
   Treasury stock                                                        -36,674          -36,953          -279
Difference of appreciation and conversion                                  4,530            4,592            62
   Net unrealized holding gains on securities                              4,530            4,592            62
Total Net assets                                                         752,137          599,269      -152,868
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Net assets                                       1,252,421        1,135,182      -117,239
---------------------------------------------------------------------------------------------------------------

(2) STATEMENT OF INCOME (NON-CONSOLIDATED)

For the years ended March 31, 2011 and 2012.                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                      Year ended       Year ended
                                                                    March 31, 2011   March 31, 2012 Change (%)
----------------------------------------------------------------------------------------------------------------------
Net sales                                                               842,297          795,471    -46,826     (-5.6)
Cost of sales                                                           644,502          620,179    -24,323     (-3.8)
       Percentage of net sales (%)                                         76.5             78.0
Gross profit                                                            197,795          175,292    -22,503    (-11.4)
       Percentage of net sales (%)                                         23.5             22.0
Selling, general and administrative expenses                            204,193          207,219      3,026      (1.5)
       Percentage of net sales (%)                                         24.2             26.0
       Selling expenses                                                  34,355           27,058     -7,297
       General and administrative expenses                              169,836          180,161     10,325
Operating loss                                                           -6,397          -31,927    -25,530         --
       Percentage of net sales (%)                                         -0.8             -4.0
Non-operating income                                                     35,818           34,640     -1,178     (-3.3)
       Percentage of net sales (%)                                          4.3              4.4
       Interest                                                           4,231            4,002       -229
       Interest on securities                                               115              113         -2
       Dividends                                                         27,516           23,693     -3,823
       Miscellaneous income                                               3,954            6,831      2,877
Non-operating expenses                                                   22,293           10,116    -12,177    (-54.6)
       Percentage of net sales (%)                                          2.6              1.3
       Interest                                                           2,822            3,330        508
       Interest on bonds                                                  1,539            1,617         78
       Exchange loss                                                     15,725            4,312    -11,413
       Loss on disposition of fixed assets                                  575              505        -70
       Miscellaneous expenses                                             1,631              350     -1,311
Ordinary income (loss)                                                    7,126           -7,402    -14,528         --
       Percentage of net sales (%)                                          0.8             -0.9
Extraordinary losses                                                      3,641          133,046    129,405   (3554.1)
       Percentage of net sales (%)                                          0.4             16.7
       Provision of allowance for doubtful accounts of                       --           56,723     56,723
         long-term loans
       Loss on valuation of affiliates' securities                           --           51,113     51,113
       Impairment of fixed assets                                           705           16,740     16,035
       Special extra retirement payments                                     --            8,469      8,469
       Loss on adjustment for changes of accounting
         standard for asset retirement obligations                         745                --       -745
       Loss on disaster                                                   2,190               --     -2,190
Income (loss) before income taxes                                         3,485         -140,449   -143,934         --
       Percentage of net sales (%)                                          0.4            -17.7
Provision for income taxes                                               -4,352           -3,635        717         --
       Percentage of net sales (%)                                         -0.5             -0.5
Refund of income taxes                                                     -760             -321        439         --
       Percentage of net sales (%)                                         -0.1              0.0
Corporate and other tax adjustments                                      -1,116           -7,813     -6,697         --
       Percentage of net sales (%)                                         -0.1             -1.0
Net income (loss)                                                         9,714         -128,678   -138,392         --
       Percentage of net sales (%)                                          1.2            -16.2
----------------------------------------------------------------------------------------------------------------------
               Reference:
               Exchange rate

                                                                      Year ended       Year ended
                                                                    March 31, 2011   March 31, 2012
                                   US$ 1                                  85.85            78.98
                                   EURO 1                                112.99           108.74

(3) STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY  (NON-CONSOLIDATED)

RESULTS FOR THE PERIOD FROM APRIL 1, 2010 TO MARCH 31, 2011                                                  (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Difference of
                                                                                                    appreciation
                                                           Stockholders' equity                     and conversion
                       ---------------------------------------------------------------------------- --------------
                                      Additional              Retained
                                    paid-in-capital           earnings                                    Net
                               ------------------------ ---------------------                          unrealized
                                Legal       Other                   Other                  Total        holding        Total
                       Common  capital   additional      Legal    retained    Treasury stockholders'    gains on        Net
                        stock  reserve  paid-in-capital reserve  earnings (*)   stock     equity       securities      assets
----------------------------------------------------------------------------- -------- ------------- -------------- -----------
Beginning balance      135,364 180,804               --  14,955      467,415  -36,592       761,947       5,118       767,065
Changes in the term
  Dividends from
    surplus                                             -23,943                             -23,943                   -23,943
  Net income                                              9,714                               9,714                     9,714
  Purchase of treasury
    stock                                                                        -156          -156                      -156
  Disposal of treasury
    stock                                                   -28                    74            46                        46
  Net change of items
    other than                                                                                              -588         -588
  stockholders' equity
------------------------------------------------------------------------------------------------------------------------------
Total changes in the
  term                      --      --               --      --      -14,258      -82       -14,340        -588       -14,928
------------------------------------------------------------------------------------------------------------------------------
Ending balance         135,364 180,804               --  14,955      453,157  -36,674       747,607       4,530       752,137
------------------------------------------------------------------------------------------------------------------------------

(*) Other retained earnings                                                                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------

                                       Reserve for              Reserve for                       Retained
                                       deferral of Reserve for  warranty on    Reserve            earnings    Total Other
                                      capital gain   special      computer   for social  General   brought     retained
                                       on property depreciation   programs  contribution reserve   forward     earnings
--------------------------------------------------------------------------------------------------------------------------
Beginning balance                              450         161           29            1  430,350    36,423        467,415
--------------------------------------------------------------------------------------------------------------------------
Changes in the term
  Dividends from surplus                                                                            -23,943        -23,943
  Transfer to reserve for deferral of
    capital gain on property                    17                                                      -17             --
  Reversal of reserve for deferral of
    capital gain on property                   -17                                                       17             --
  Transfer to reserve for special
    depreciation                                            314                                        -314             --
  Reversal of reserve for special
    depreciation                                            -65                                          65             --
  Reversal of reserve for warranty on
    computer programs                                                   -29                              29             --
  Transfer of reserve for social
    contribution                                                                      87                -87             --
  Reversal of reserve for social
    contribution                                                                     -88                 88             --
  Disposal of Treasury stock                                                                            -28            -28
    Net income                                                                                        9,714          9,714
--------------------------------------------------------------------------------------------------------------------------
Total changes in the term                        0          250         -29          -1        --   -14,477        -14,258
--------------------------------------------------------------------------------------------------------------------------
Ending balance                                 450          411          --           0   430,350    21,946        453,157
--------------------------------------------------------------------------------------------------------------------------

RESULTS FOR THE PERIOD FROM APRIL 1, 2011 TO MARCH 31, 2012                                                     (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Difference
                                                                                                                of
                                                                                                           appreciation
                                                                                                               and
                                                           Stockholders' equity                             conversion
                                ---------------------------------------------------------------------------------------
                                              Additional             Retained
                                            paid-in-capital          earnings                                   Net
                                        -------------------------------------------                         unrealized
                                         Legal       Other                 Other                 Total        holding     Total
                                Common  capital   additional     Legal   retained   Treasury stockholders'   gains on      Net
                                stock   reserve paid-in-capital reserve earnings(*)  stock      equity      securities   assets
---------------------------------------------------------------------------------------------------------------------------------
Beginning balance               135,364 180,804              --  14,955     453,157  -36,674       747,607        4,530   752,137
---------------------------------------------------------------------------------------------------------------------------------
Changes in the term
   Dividends from surplus                                                   -23,942                -23,942                -23,942
   Net loss                                                                -128,678               -128,678               -128,678
   Purchase of treasury stock                                                           -327          -327                   -327
   Disposal of treasury stock                                                   -31       48            17                     17
   Net change of items other
     than stockholders' equity                                                                                       62        62
---------------------------------------------------------------------------------------------------------------------------------
Total changes in the term            --      --              --      --    -152,650     -279      -152,930           62  -152,868
---------------------------------------------------------------------------------------------------------------------------------
Ending balance                  135,364 180,804              --  14,955     300,506  -36,953       594,677        4,592   599,269
---------------------------------------------------------------------------------------------------------------------------------

(*) Other retained earnings                                                              (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                       Reserve for                                    Retained
                                       deferral of  Reserve for  Reserve for          earnings Total Other
                                       capital gain   special       social    General brought   retained
                                       on property  depreciation contribution reserve forward   earnings
----------------------------------------------------------------------------------------------------------
Beginning balance                               450          411            0 430,350   21,946     453,157
----------------------------------------------------------------------------------------------------------
Changes in the term
   Dividends from surplus                                                              -23,942     -23,942
   Transfer to reserve for deferral of
     capital gain on property                 3,164                                     -3,164          --
   Reversal of reserve for deferral of
     capital gain on property                  -161                                        161          --
   Transfer to reserve for special
     depreciation                                             25                           -25          --
   Reversal of reserve for special
     depreciation                                            -84                            84          --
   Transfer of reserve for social
     contribution                                                          94              -94          --
   Reversal of reserve for social
     contribution                                                         -91               91          --
   Reversal of general reserve                                                -15,000   15,000          --
   Disposal of Treasury stock                                                              -31         -31
   Net loss                                                                           -128,678    -128,678
----------------------------------------------------------------------------------------------------------
Total changes in the term                     3,003          -59            3 -15,000 -140,597    -152,650
----------------------------------------------------------------------------------------------------------
Ending balance                                3,453          351            3 415,350 -118,651     300,506
----------------------------------------------------------------------------------------------------------

SIGNIFICANT ACCOUNTING POLICIES (NON-CONSOLIDATED)

1. Accounting policy for assets

   (1) Inventories are stated at cost caused by profitability of inventories has declined.

   (2) Securities

          Securities of subsidiaries and affiliates are stated at moving average cost.

          Other securities:

          Marketable securities are marked to market based on the market price at the end of the term and other factors (accounting for all valuation differences with the full capital injection method; the cost of securities sold is valued at moving average cost.)

          Non-marketable securities are stated at cost based on the moving average method.

   (3) Derivatives are stated at market value.

2. Depreciation of fixed assets

   (1) Tangible fixed assets

   Tangible fixed assets are depreciated using the declining balance method.

   For buildings (excluding fixtures) secured on and after April 1, 1998, however, Ricoh uses straight-line depreciation.

   (2) Intangible fixed assets

   Ricoh uses straight-line depreciation for intangible fixed assets.

   With software for sale in the marketplace, however, the Company records the larger of a depreciation based on projected sales profits or a uniform depreciation based on a projected effective sales period for the balance. The initially projected effective sale term is three years. With software for internal use, the company uses straight-line depreciation on a usable period of five to ten years.

   (3) Leased assets

   Finance leases for which ownership does not transfer to lessees;

   Ricoh uses straight-line depreciation for Leased assets regarding Lease-term as useful life.

   In addition, Ricoh uses accounting for in a similar manner with ordinary sale and purchase transactions, regard to Lease contracts on before April 1,2008.

3. Accounting for deferred assets

   Expenses of new stock issued are accounted for as the full amount at the time of the expenditure.

   Expenses of new stock issued at the end of the year is included in "Miscellaneous expenses".

   Discounts on bond issues are deferred and amortized uniformly over a period(5years) up to the maturity of the relevant bond.

4. Basis for provision of reserves

   (1) Allowance for Doubtful Accounts

   The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

   (2) Reserve for Accrued Bonuses

   The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

   (3) Reserve for Accrued

   Directors' Bonuses The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current of financial year.

   (4) Warranty reserve

   To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs during warranty terms.

   (5) Reserve for Retirement Benefit Obligations

   To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. The company uses straight-line depreciation for actuarial gains or losses and for prior service costs over averaged remaining employment term. (15years)

5. Hedge accounting

   (1) Hedge Accounting Methods

   With interest swaps, RICOH adopts exceptional treatments if it meets necessary requirements.

   (2) Hedging Instruments and Targets

   Targets: Interests of long-term borrowings

   Hedging Instruments: Interest swaps

   (3) Hedging policies

   In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

   (4) Hedge Effectiveness

   Ricoh assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments.

   Ricoh omits assessment of effectiveness regarding interest swaps using exceptional treatments.

6. Others

   (1) Consumption taxes

   Consumption taxes are excluded from revenues and expenses. The refundable consumption tax at the end of the year is included in "Other current assets", after offsetting suspense payments and receipt of consumption taxes and etc.

   (2) The consolidated tax system

   The consolidated tax system is applied from fiscal year 2009.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

(BALANCE SHEETS)
-------------------------------------------------------------------------------------
                                                       March 31, 2011  March 31, 2012
-------------------------------------------------------------------------------------
1. Accumulated depreciation on tangible fixed assets          418,972         438,076
2. Guarantee obligations                                          227          25,669

(LEASE TRANSACTION)

   Ricoh left note for lease transaction out because the Company discloses financial statements on the electronic disclosure system, regulated in paragraph 30-6 of the Financial Instruments and Exchange Law No. 27.

(SECURITIES)

   Fair values of subsidiaries and affiliates
   1. Year ended March 31, 2011

   (Millions of yen)                     Balance Sheets   Fair value   Difference
   Securities of consolidated companies           4,229       31,111       26,882
   Securities of affiliated companies             4,927       26,616       21,689
   ------------------------------------------------------------------------------
   Total                                          9,156       57,727       48,571

   2. Year ended March 31, 2012

   (Millions of yen)                     Balance Sheets   Fair value   Difference
   Securities of consolidated companies           4,229       29,231       25,001
   Securities of affiliated companies             4,927       24,366       19,439
   ------------------------------------------------------------------------------
   Total                                          9,156       53,597       44,440

(STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY)

   Treasury stock
   1. March 31, 2011

-------------------------------------------------------------------------------------------
                          Number of shares held                       Number of shares held
Class of shares             at March 31, 2010     Increase   Decrease   at March 31, 2011
-------------------------------------------------------------------------------------------
Common shares (shares)               19,320,723    128,167     39,480            19,409,410
-------------------------------------------------------------------------------------------

   Reason for the Changes

   Increase: Purchase of odd lot shares of common stock 128,167 shares Purchase of treasury stock

   Decrease: Release of treasury stock to allow shareholders with less than a full lot to complete their holdings 39,480 shares

   Treasury stock
   2. March 31, 2012

-------------------------------------------------------------------------------------------
                          Number of shares held                       Number of shares held
Class of shares             at March 31, 2011     Increase   Decrease   at March 31, 2012
-------------------------------------------------------------------------------------------
Common shares (shares)               19,409,410    477,350     25,700            19,831,060
-------------------------------------------------------------------------------------------

   Reason for the Changes

   Increase: Purchase of odd lot shares of common stock 477,350 shares Purchase of treasury stock

   Decrease: Release of treasury stock to allow shareholders with less than a full lot to complete their holdings 25,700 shares

(TAX EFFECT ACCOUNTING)

1. The prime components of deferred tax assets and liabilities are as follows:

                                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------
                                                                 March 31, 2011  March 31, 2012
-----------------------------------------------------------------------------------------------
Deferred tax assets:
   Retirement benefit obligation                                       11,240         10,463
   Accrued bonuses                                                      3,766          2,818
   Net operating loss carried forward                                   3,201         15,973
   Loss on valuation of securities                                      2,834         20,609
   Depreciation and amortization                                        1,083          4,167
   Inventory revaluation                                                  965          1,035
   Asset retirement obligations                                           820            742
   Allowance for doubtful accounts                                        175         20,277
   Other                                                                5,570          5,104
Subtotal                                                               29,654         81,188
-----------------------------------------------------------------------------------------------
   Valuation allowance                                                 -4,268        -48,076
Total deferred tax assets                                              25,386         33,112
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                 March 31, 2011  March 31, 2012
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Retirement benefit trust establishment                              -6,745         -5,907
   Net unrealized holding gains on securities                          -3,084         -2,525
   Succeeded intangible asset (*)                                      -2,306         -1,837
   Removal cost in correspond to asset retirement obligations            -466           -389
   Reserve for deferral of capital gain on property                      -306         -1,929
   Reserve for special depreciation                                      -279           -209
   Other                                                                 -256             --
Total deferred tax liabilities                                        -13,442        -12,796
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                 March 31, 2011  March 31, 2012
-----------------------------------------------------------------------------------------------
Net deferred tax assets/liabilities                                    11,944         20,316
Included in current assets                                             12,353         18,050
Included in investment and other assets                                    --          2,265
Included in fixed liabilities                                            -409             --
-----------------------------------------------------------------------------------------------

* Deferred tax liability for the non-deductible intangible asset succeeded from Ricoh Printing Systems, Ltd.

2. Difference in normal effective statutory tax rate and effective tax rate after applying tax effect accounting

Normal effective statutory tax rate                                    40.5%
(Reconciliation)
Permanently non-taxable income                                          6.6
Effect of enacted changes in tax laws and rates on Japanese tax        -1.2
Valuation allowance                                                   -35.5
Other                                                                  -2.1

Effective tax rate                                                      8.3%

The corporate tax rate has been changed due to new laws legislated on December 2, 2011. As a result of this law, the statutory tax rate applied when calculating deferred tax assets and liabilities of temporary differences that are expected to be eliminated, after the fiscal year ending March 31, 2013 and 2016 decreased from 40.5% to 37.8% and 35.4% respectively.

As a result, the net amount of deffered tax assets and liabilities decreased by 1,331 million yen, while net unrealized holding gains on securities increased by 358 million and corporate and other tax adjustments in 2011 increased by 1,689 million yen.

-APPENDIX- YEAR ENDED MARCH 31, 2012

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

(1) Financial Statements Summary (Quarterly)                                           (Billions of yen)
--------------------------------------------------------------------------------------------------------

                                                    1Q         2Q         3Q         4Q        Change(%)
--------------------------------------------------------------------------------------------------------
Net sales                                            467.3      471.6      457.7       506.6       1.4
Gross profit                                         197.5      189.2      181.4       184.3      -2.6
Operating income (loss)                               11.3      -13.3      -34.9        18.9     235.2
Income (loss) before income taxes                      9.2      -19.0      -38.8        16.6     316.9
Net income (loss)                                      4.9      -13.7      -44.3         8.6    -440.4
--------------------------------------------------------------------------------------------------------
Net income (loss) per share (yen)                     6.80     -18.92     -61.19       11.89        --
Net income (loss) per share-diluted (yen)             6.79     -18.92     -61.19       11.89        --
--------------------------------------------------------------------------------------------------------
Total assets                                       2,254.8    2,179.8    2,186.3     2,289.3        --
Shareholders' investment                             911.4      856.6      798.9       822.7        --
--------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)          1,256.37   1,180.77   1,101.24    1,134.64        --
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities                   4.8       10.6      -41.2        36.8        --
Cash flows from investing activities                 -24.9      -28.0      -35.9       -23.5        --
Cash flows from financing activities                  12.9       -7.0       96.7       -14.7        --
Cash and cash equivalents at end of period           162.7      133.6      151.8       156.2        --
--------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                            (Billions of yen)
------------------------------------------------------------------------------------------------------
                                                    1Q         2Q         3Q          4Q
------------------------------------------------------------------------------------------------------
Capital expenditures                                16.8       20.0       17.0        19.3
Depreciation for tangible fixed assets              15.6       15.2       15.9        18.1
------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                 (Billions of yen)
------------------------------------------------------------------------------------------------------
                                                    1Q         2Q         3Q          4Q
------------------------------------------------------------------------------------------------------
R&D expenditures                                    28.0       31.7       29.5        29.7
R&D expenditures / Total Sales   (%)                 6.0        6.7        6.5         5.9
------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------
                                                    1Q         2Q         3Q          4Q
------------------------------------------------------------------------------------------------------
Interest income (expenses) net                      -0.8       -1.0       -1.0        -0.8
------------------------------------------------------------------------------------------------------

(5) Exchange Rate
------------------------------------------------------------------------------------------------------
                                                    1Q         2Q         3Q          4Q
------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                            81.71      77.94      77.39       79.32
Exchange rate (Yen/EURO)                          117.62     110.31     104.29      104.04
------------------------------------------------------------------------------------------------------

*Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements. The changes from the previous corresponding period is based on the figures retrospectively adjusted. Please see (8) Changes in Significant Accounting Policies (Consolidated) on page 24.

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2011 and 2012)                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended                 Change excluding
                                                    March 31, 2011     March 31, 2012   Change    %     exchange impact      %
--------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                      400,189            389,478     -10,711    -2.7       2,071          0.5
    Percentage of net sales (%)                             80.1               76.9
       Domestic                                          141,090            145,972       4,882     3.5       4,882          3.5
       Overseas                                          259,099            243,506     -15,593    -6.0      -2,811         -1.1
  Network System Solutions                                45,573             55,584      10,011    22.0      10,351         22.7
    Percentage of net sales (%)                              9.1               11.0
       Domestic                                           41,524             50,959       9,435    22.7       9,435         22.7
       Overseas                                            4,049              4,625         576    14.2         916         22.6
Imaging & Solutions Total                                445,762            445,062        -700    -0.2      12,422          2.8
    Percentage of net sales (%)                             89.2               87.9
  Domestic                                               182,614            196,931      14,317     7.8      14,317          7.8
  Overseas                                               263,148            248,131     -15,017    -5.7      -1,895         -0.7
      The Americas                                       127,589            117,073     -10,516    -8.2      -5,939         -4.7
      Europe                                             106,395            101,190      -5,205    -4.9       2,294          2.2
      Other                                               29,164             29,868         704     2.4       1,750          6.0
--------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       24,694             22,497      -2,197    -8.9      -1,735         -7.0
    Percentage of net sales (%)                              4.9                4.4
  Domestic                                                14,502             11,583      -2,919   -20.1      -2,919        -20.1
  Overseas                                                10,192             10,914         722     7.1       1,184         11.6
      The Americas                                         2,858              3,226         368    12.9         501         17.5
      Europe                                               3,485              3,093        -392   -11.2        -181         -5.2
      Other                                                3,849              4,595         746    19.4         864         22.4
--------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                     29,368             39,051       9,683    33.0       9,933         33.8
    Percentage of net sales (%)                              5.9                7.7
  Domestic                                                28,640             32,803       4,163    14.5       4,163         14.5
  Overseas                                                   728              6,248       5,520   758.2       5,770        792.6
      The Americas                                            94              1,273       1,179 1,254.3       1,263      1,343.6
      Europe                                                 247              2,116       1,869   756.7       1,996        808.1
      Other                                                  387              2,859       2,472   638.8       2,511        648.8
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                                              499,824            506,610       6,786     1.4      20,620          4.1
    Percentage of net sales (%)                            100.0              100.0
  Domestic                                               225,756            241,317      15,561     6.9      15,561          6.9
    Percentage of net sales (%)                             45.2               47.6
  Overseas                                               274,068            265,293      -8,775    -3.2       5,059          1.8
    Percentage of net sales (%)                             54.8               52.4
      The Americas                                       130,541            121,572      -8,969    -6.9      -4,175         -3.2
        Percentage of net sales (%)                         26.1               24.0
      Europe                                             110,127            106,399      -3,728    -3.4       4,109          3.7
        Percentage of net sales (%)                         22.0               21.0
      Other                                               33,400             37,322       3,922    11.7       5,125         15.3
        Percentage of net sales (%)                          6.7                7.4
--------------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                      Yen 82.32          Yen 79.32            Yen-3.00
                            EURO 1                    Yen 112.51         Yen 104.04            Yen-8.47

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, servers, network systems and
Industrial Products       network related software Thermal media, optical
                          equipment, semiconductor devices, electronic
                          components and measuring equipment
Other                     Digital cameras

*Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

*Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements.
The changes from the previous corresponding period is based on the figures retrospectively adjusted.
Please see (8) Changes in Significant Accounting Policies (Consolidated) on page 24.

                                       A2

(Year ended March 31, 2011 and 2012)                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                     Year ended         Year ended                      Change excluding
                                                    March 31, 2011     March 31, 2012   Change    %     exchange impact      %
--------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                    1,531,219          1,471,827     -59,392    -3.9      -1,774         -0.1
    Percentage of net sales (%)                             78.9               77.3
       Domestic                                          525,178            529,085       3,907     0.7       3,907          0.7
       Overseas                                        1,006,041            942,742     -63,299    -6.3      -5,681         -0.6
  Network System Solutions                               181,411            198,945      17,534     9.7      18,420         10.2
    Percentage of net sales (%)                              9.3               10.5
       Domestic                                          166,953            181,832      14,879     8.9      14,879          8.9
       Overseas                                           14,458             17,113       2,655    18.4       3,541         24.5
Imaging & Solutions Total                              1,712,630          1,670,772     -41,858    -2.4      16,646          1.0
    Percentage of net sales (%)                             88.2               87.8
  Domestic                                               692,131            710,917      18,786     2.7      18,786          2.7
  Overseas                                             1,020,499            959,855     -60,644    -5.9      -2,140         -0.2
      The Americas                                       507,934            453,570     -54,364   -10.7     -15,239         -3.0
      Europe                                             400,635            389,931     -10,704    -2.7       4,660          1.2
      Other                                              111,930            116,354       4,424     4.0       8,439          7.5
--------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                      106,830             96,584     -10,246    -9.6      -8,432         -7.9
    Percentage of net sales (%)                              5.5                5.1
  Domestic                                                65,428             52,628     -12,800   -19.6     -12,800        -19.6
  Overseas                                                41,402             43,956       2,554     6.2       4,368         10.6
      The Americas                                        11,665             12,394         729     6.2       1,768         15.2
      Europe                                              13,535             12,626        -909    -6.7        -493         -3.6
      Other                                               16,202             18,936       2,734    16.9       3,093         19.1
--------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                    121,876            136,121      14,245    11.7      14,862         12.2
    Percentage of net sales (%)                              6.3                7.1
  Domestic                                               118,260            122,880       4,620     3.9       4,620          3.9
  Overseas                                                 3,616             13,241       9,625   266.2      10,242        283.2
      The Americas                                           401              2,764       2,363   589.3       2,584        644.4
      Europe                                               1,019              5,985       4,966   487.3       5,191        509.4
      Other                                                2,196              4,492       2,296   104.6       2,467        112.3
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                                            1,941,336          1,903,477     -37,859    -2.0      23,076          1.2
    Percentage of net sales (%)                            100.0              100.0
  Domestic                                               875,819            886,425      10,606     1.2      10,606          1.2
    Percentage of net sales (%)                             45.1               46.6
  Overseas                                             1,065,517          1,017,052     -48,465    -4.5      12,470          1.2
    Percentage of net sales (%)                             54.9               53.4
      The Americas                                       520,000            468,728     -51,272    -9.9     -10,887         -2.1
        Percentage of net sales (%)                         26.8               24.6
      Europe                                             415,189            408,542      -6,647    -1.6       9,358          2.3
        Percentage of net sales (%)                         21.4               21.5
      Other                                              130,328            139,782       9,454     7.3      13,999         10.7
        Percentage of net sales (%)                          6.7                7.3
--------------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                      Yen 85.77          Yen 79.08           Yen -6.69
                            EURO 1                    Yen 113.28         Yen 109.05           Yen -4.23

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, servers, network systems and
Industrial Products       network related software Thermal media, optical
                          equipment, semiconductor devices, electronic
                          components and measuring equipment
Other                     Digital cameras


*Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

*Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements.
The changes from the previous corresponding period is based on the figures retrospectively adjusted.
Please see (8) Changes in Significant Accounting Policies (Consolidated) on page 24.

                                       A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                          (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------

                                                           Year ending March 31, 2013   Half year ending September 30, 2012
                                                           --------------------------   -----------------------------------
                                        Year ended            Change             Change          Change             Change
                                      March 31, 2012 Forecast   %    Forecast      %    Forecast   %    Forecast      %
---------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                          1,471.8  1,457.0   -1.0     1,500.0    1.9    711.0   -2.8       743.3    1.7
       Domestic                                529.0    530.3    0.2       530.3    0.2    259.1    0.2       259.1    0.2
       Overseas                                942.7    926.7   -1.7       969.7    2.9    451.9   -4.4       484.2    2.5
  Network System Solutions                     198.9    209.7    5.4       210.4    5.8    103.6    5.6       104.2    6.2
       Domestic                                181.8    187.2    3.0       187.2    3.0     93.3    3.7        93.3    3.7
       Overseas                                 17.1     22.5   31.5        23.2   35.8     10.3   26.6        10.9   34.0
Imaging & Solutions Total                    1,670.7  1,666.7   -0.2     1,710.5    2.4    814.5   -1.8       847.5    2.2
  Domestic                                     710.9    717.5    0.9       717.5    0.9    352.4    1.1       352.4    1.1
  Overseas                                     959.8    949.2   -1.1       993.0    3.5    462.2   -3.9       495.1    3.0
      The Americas                             453.5    442.9   -2.3       466.7    2.9    219.4   -3.8       233.3    2.3
      Europe                                   389.9    385.3   -1.2       399.0    2.3    182.8   -6.0       198.2    1.9
      Other                                    116.3    121.0    4.0       127.3    9.4     60.0    3.4        63.6    9.6
---------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             96.5     97.1    0.5        99.4    3.0     49.7   -1.5        51.5    2.0
  Domestic                                      52.6     50.6   -3.9        50.6   -3.9     27.0   -4.2        27.0   -4.2
  Overseas                                      43.9     46.5    5.8        48.9   11.2     22.7    1.9        24.5    9.9
      The Americas                              12.3     13.3    7.3        14.0   13.3      6.4    5.3         6.8   12.5
      Europe                                    12.6     13.5    6.9        14.1   11.8      6.7   -0.3         7.4    9.6
      Other                                     18.9     19.7    4.0        20.7    9.5      9.6    1.3        10.3    8.4
---------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                          136.1    156.2   14.8       157.4   15.6     75.8   27.7        76.7   29.3
  Domestic                                     122.8    133.0    8.2       133.0    8.2     65.6   13.7        65.6   13.7
  Overseas                                      13.2     23.3   75.7        24.4   84.5     10.1  532.7        11.1  593.3
      The Americas                               2.7      6.1  120.7         6.7  141.3      3.2     --         3.6     --
      Europe                                     5.9     10.0   67.1        10.4   73.8      4.2  534.4         4.6  593.4
      Other                                      4.4      7.2   59.4         7.4   63.8      2.7  281.3         2.9  309.2
---------------------------------------------------------------------------------------------------------------------------
Grand Total                                  1,903.4  1,920.0    0.9     1,967.3    3.4    940.0    0.1       975.7    3.9
  Domestic                                     886.4    901.0    1.6       901.0    1.6    445.0    2.4       445.0    2.4
  Overseas                                   1,017.0  1,019.0    0.2     1,066.3    4.8    495.0   -1.9       530.7    5.2
      The Americas                             468.7    462.3   -1.4       487.4    4.0    228.9   -2.3       243.7    4.0
      Europe                                   408.5    408.8    0.1       423.5    3.7    193.7   -4.1       210.2    4.1
      Other                                    139.7    147.9    5.8       155.4   11.2     72.4    6.0        76.8   12.6
---------------------------------------------------------------------------------------------------------------------------

*Excluding foreign exchange impact

             Reference:        Year ended March 31, 2012    Year ending March 31, 2013   Half year ending September 30, 2012
            Exchange rate              (Results)                    (Forecast)                       (Forecast)
                US$ 1                   Yen 79.08                    Yen 75.00                        Yen 75.00
               EURO 1                  Yen 109.05                   Yen 105.00                       Yen 105.00

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, servers, network systems and
Industrial Products       network related software Thermal media, optical
                          equipment, semiconductor devices, electronic
                          components and measuring equipment
Other                     Digital cameras

                                       A4